SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Subject Company)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler, Esq.

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Arthur Fleischer, Esq.

Peter S. Golden, Esq.

Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, NY  10004
(212) 859-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 6 is to amend, supplement or restate, as applicable, the information set forth in Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by International Rectifier Corporation, a Delaware corporation (the “Company”) on September 29, 2008, as amended by Amendment No. 1 and Amendment No. 2 thereto on September 30, 2008, Amendment No. 3 thereto on October 2, 2008, Amendment No. 4 thereto on October 3, 2008 and Amendment No. 5 thereto on October 6, 2008.

Item 8. Additional Information.

Item 8 is hereby amended by inserting the following after the second paragraph of subsection (d) as a new paragraph.

“On October 3, 2008, the six class actions described above were consolidated into a single action, Zhao v. International Rectifier Corp., No. 396461. Plaintiffs are expected to file an amended complaint and serve discovery requests in the coming weeks. Discovery in City of Sterling Heights Police Fire Retirement System v. Dahl is commencing and will be coordinated with discovery in Zhao.”

Item 9.                Exhibits.

Item 9 is hereby amended to add the following new exhibit:

Exhibit No.	Description

(a)(12)	Email to Company employees dated October 6, 2008

(a)(13)	Press release of the Company, dated October 6, 2008, titled International Rectifier Questions Vishay’s Hypothetical Increase On Illusionary Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL RECTIFIER CORPORATION

	By:	/s/ Timothy Bixler
Timothy Bixler
Vice President, General Counsel and Secretary

Dated: October 6, 2008